Form 425

                Filed by The Wilber Corporation
                Pursuant to Rule 425 under the Securities Act of 1933 and
                deemed filed pursuant to Rule 14a-12 under the Securities
                Exchange Act of 1934
                Subject Company:  Community Bank System, Inc.
                Sec File No.  001-13695

On January 13, 2011, the following article was published by The Daily Star in Oneonta, New York:

Wilber bank merger on track as lawsuits progress

The Daily Star – Vol. 122, No. 11
By Denise Richardson, Staff Writer

ONEONTA – Wilber Corp. and Community Bank System Inc. continue toward merging as two lawsuits opposing the union progress through the legal system with a court date Friday.

Community Bank System will buy Wilber Corp., parent company of Wilber National Bank, for $101.8 million, or $9.50 per share, in a deal announced in October.  The agreement is pending approval by regulators and Wilber shareholders.

No date has been set for a shareholders’ meeting, and no announcement has been made about future employment of Wilber staff.

Wilber, which has about 275 employees, will be consolidated into Community Bank System, which has about 150 facilities and 1,600 employees.  The merger is expected to be completed during the second quarter, officials said.

In separate lawsuits against the corporations and officials, Wilber Corp. shareholders Robert E. Becker and Richard N. Soules claim that Wilber breached fiduciary duties by failing to maximize shareholder value with aid from Community Bank System.

Wilber and Community Bank executives have said that the claims have no merit, and the institutions will mount a vigorous defense.  The suits, filed in state Supreme Court, were assigned in November to Judge Kevin M. Dowd, and oral arguments are scheduled for Friday morning, court officials said Wednesday.  The judge will have 60 days after required documents are submitted to make a decision.

Community Bank System, based in DeWitt near Syracuse, filed Registration of Securities documents Tuesday about the merger with the federal Securities and Exchange Commission.  The documents include proxy information for Wilber Corp. shareholders, a time line of negotiations, details about electing cash or Community Bank stock and other background.

The filing Tuesday was among significant steps in the merger process, Joseph Sutaris, Wilber Corp. chief financial officer and executive vice president, said Wednesday.  After the SEC reviews the documents, a date for a Wilber Corp. shareholder meeting can be set, he said.

The documents also cite warnings about economic and other risk factors about the merger.

According to paperwork filed Tuesday, an adverse judgment in suits such as the pending cases may prevent or delay the merger, and plaintiffs have moved to consolidate the two lawsuits.  The suits allege Wilber directors improperly favored Community Bank System and discouraged alternative bids.

The suits seek action to prevent the merger; a constructive trust for improper benefits to defendants; and costs, including attorneys’ fees, the documents said, and defendants have requested the lawsuits be dismissed.

Additional Information for Shareholders

In connection with the merger, Community Bank System, Inc. (“Community”) has filed a preliminary Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 11, 2011 that includes a proxy statement/prospectus and other documents regarding the proposed transaction.  The Wilber Corporation (“Wilber”) shareholders are urged to read the proxy statement/prospectus, because it contains important information about Community and Wilber and the proposed transaction.  When available, copies of this proxy statement/prospectus will be mailed to Wilber shareholders.  Copies of the proxy statement/prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Community Bank System, Inc., Attention – Investor Relations Department, 5790 Widewaters Parkway, DeWitt, NY 13214, or to The Wilber Corporation, Attention – Corporate Secretary, 245 Main Street, Oneonta, NY 13820.  Copies of other documents filed by Community or Wilber with the SEC may also be obtained free of charge at the SEC’s web site or by directing a request to Community or Wilber, as applicable, at its address provided above.

Wilber and Community and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wilber in connection with the proposed merger.  Information about the directors and executive officers of Community is set forth in the proxy statement for Community’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 25, 2010.  Information about the directors and executive officers of Wilber is set forth in the proxy statement for Wilber’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 23, 2010.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Community and Wilber.  These statements include statements regarding the anticipated closing date of the transaction and anticipated future results.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Community and Wilber, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Community and Wilber are engaged, changes in the securities markets, political instability, acts of war or terrorism, and other risks and uncertainties disclosed from time to time in documents that Community or Wilber files with the SEC.